

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

Via E-mail
Peter Schulhof
President, Secretary and Treasurer
Empirical Ventures, Inc.
40 Lake Bellevue Drive, Suite 100
Bellevue WA 98005

>　**Re:**　**Empirical Ventures, Inc.**
>　　　**Revised Preliminary Information Statement on Schedule 14C**
>　　　**Filed on April 9, 2014**
>　　　**File No. 000-52766**

Dear Mr. Schulhof:

　　We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references to prior comments refer to our letter dated April 7, 2014.

General

1.　　We note your response to prior comment 1. While we note the Form 8-K filed on April 10, 2014 regarding the agreement with Psitech Corporation and the resignation and appointment of directors, it appears you have not filed a Form 8-K with regard to the dismissal of your former independent auditor, Jewett Schwartz Wolfe and Associates. See Item 4.01 of Form 8-K. For additional guidance, please refer to Question and Answer 114.01 of the Division of Corporation Finance's Exchange Act Form 8-K Compliance & Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.

Purpose and Material Effects of the Reverse Stock Split, page 5

2.　　It appears that the issuance of 20,000,000 shares of common stock to Psitech Corporation is contingent on the increase of authorized shares and the reverse stock split. Please revise your preliminary information statement to provide all disclosure required by Item 11 of Schedule 14A with respect to the transaction with Psitech Corporation. See Note A to Schedule 14A, applicable to you via Item 1 of Schedule 14C.

Peter Schulhof
Empirical Ventures, Inc.
April 15, 2014
Page 2

Information Incorporated by Reference, page 23

3. We note your response to prior comment 5 and your revised disclosure on page 23 and
    we reissue our comment. As previously noted, you are permitted to incorporate historical
    documents by reference only if you deliver the incorporated information to security
    holders with the information statement. It is insufficient to undertake to provide copies
    of the documents incorporated by reference upon request. You may either include in the
    information statement the information you seek to incorporate by reference or undertake
    to mail to stockholders copies of the documents you incorporate by reference along with
    the information statement. Refer to Item 13(b)(2) and Note E to Schedule 14A and revise
    accordingly.

    Please contact Ji Kim, Attorney-Advisor, at (202) 551-3579 or, in her absence, the
undersigned at (202) 551-3457 with any questions.

                                              Sincerely,

                                              /s/ Maryse Mills-Apenteng

                                              Maryse Mills-Apenteng
                                              Special Counsel

cc: Via E-mail
        Joseph I. Emas, Esq.